                                  APPENDIX 2



                               UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C., 20549

                                 FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 1999

                      PEACE ARCH ENTERTAINMENT GROUP INC.
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                (Translation of Registrant's name into English)


          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
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                    (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.


Form 20-F       [ X ]           Form 40-F      [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No  [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________ )]

                       [PEACE ARCH LOGO APPEARS HERE]

For Immediate Release
---------------------

                      PEACE ARCH ENTERTAINMENT RETAINS
            RJ FALKNER & COMPANY AS INVESTOR RELATIONS COUNSEL

VANCOUVER, British Columbia (December 13, 1999) -- Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), which develops, produces and distributes proprietary television programming for worldwide markets, today announced that it has retained RJ Falkner & Company to develop and implement an investor relations program for the Company.

RJ Falkner & Company, Inc., is an investment research and financial communications firm which seeks out undervalued small-cap companies that have the potential to outperform the overall market on an intermediate- and long-term basis. Its research analysts work with the management of such companies to broaden their exposure within the investment community and to expand the level of interest among brokers, money managers and high-net-worth individual investors. RJ Falkner & Company, Inc., is headquartered in Crested Butte, Colorado and has offices in New York City; Austin, Texas; and Kennett Square, Pennsylvania. Its website address is www.rjfalkner.com.

"We selected RJ Falkner & Company as our investor relations firm because of the relationships which its research analysts have developed within the investment community over the past thirty years," stated Cameron White, Chief Executive Officer of Peace Arch Entertainment Group Inc. "Its analysts have developed a thorough appreciation for the dynamics and potential of our entertainment-related businesses, and we are confident of their ability to communicate the fundamental strengths of our Company to a broad range of investor audiences."

"We are excited to be selected to provide a full range of investor relations services to Peace Arch Entertainment Group," commented R. Jerry Falkner, CFA, President of RJ Falkner & Company, Inc. "We believe the Peace Arch management team can significantly enhance shareholder values by leveraging the Company's programming and distribution capabilities within the entertainment industry. Peace Arch common stock is trading at a very low multiple of estimated current-year earnings, relative to the overall market, and our research suggests that the Company deserves a significantly higher valuation."

Peace Arch Entertainment Group, Inc. (formerly Vidatron Entertainment Group, Inc.) develops, produces and distributes proprietary television programming for worldwide markets. The Company is headquartered in Vancouver, British Columbia and its stock trades on the American Stock Exchange under the symbol "PAE" and on the Toronto Stock Exchange under the symbols "PAE.A" and "PAE.B".

THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE "FORWARD-LOOKING" STATEMENTS, USUALLY CONTAINING THE WORDS "BELIEVE", "ESTIMATE", "PROJECT", "EXPECT" OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.
FOR PURPOSES OF SECTION 17(5) OF THE SECURITIES ACT OF 1933, THE COMPANY ADVISES THAT R. J. FALKNER & COMPANY, INC. WILL RECEIVE A MONTHLY CASH FEE FOR ITS INVESTOR RELATIONS SERVICES. NO OTHER CONSIDERATION IS TO BE RECEIVED BY R. J. FALKNER & COMPANY, INC. FOR ITS SERVICES.

    Additional information on Peace Arch Entertainment Group can be accessed on the Internet at www.peacearch.net.

                 For additional information, please contact:
              Tina Baird, Media Relations at (604) 985-8991, or
         Cameron White, CEO or Juliet Jones, CFO at (604) 681-9308, or
  R. J. Falkner & Company, Investor Relations Counsel at (800) 377-9893 or
                    via e-mail at jerry@rjfalkner.com.

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Peace Arch Entertainment Group Inc.
                                         -----------------------------------
                                                     (Registrant)

Date  December 13, 1999               By /S/ W.D. CAMERON WHITE
      --------------------------         --------------------------------
                                                   (Signature)*
                                         W.D. Cameron White, CEO

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*Print the name and title under the signature of the signing officer.


                          GENERAL INSTRUCTIONS

A.     Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.     Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the sub-mission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.     Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight com-plete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manu-ally signed. Unsigned copies shall be conformed.

D.     Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.